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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C

                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BROOKS AUTOMATION, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   11430 10 2

                      (CUSIP Number of Class of Securities)

                               ROBERT J. THERRIEN

                             CHIEF EXECUTIVE OFFICER

                             BROOKS AUTOMATION, INC.

                               15 ELIZABETH DRIVE

                         CHELMSFORD, MASSACHUSETTS 01824

                                  978-262-2400

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:

                            LAWRENCE M. LEVY, ESQUIRE

                        BROWN RUDNICK BERLACK ISRAELS LLP

                              ONE FINANCIAL CENTER

                           BOSTON, MASSACHUSETTS 02111

                                  617-856-8200

                            Calculation of Filing Fee

        Transaction valuation*                    Amount of filing fee
            Not Applicable                           Not Applicable

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the
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      filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable.
Form or Registration No.:  Not Applicable.
Filing Party:  Not Applicable.
Date Filed:  Not Applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


      The following message regarding the proposed option exchange program (the "Option Exchange Program") was sent to all employees on February 28, 2003, by electronic mail from Collette Piche, an administrative assistant at Brooks Automation, Inc. (the "Company"), at the request of the Company:

Re: Stock Option Exchange Program

On Wednesday, February 26, 2003, the Company's shareholders approved the plan to allow the Company to offer a stock option exchange program to its employees. Within the next two weeks, offering documents will be emailed to each employee outlining the stock option exchange program and providing the forms to be completed for those employees who want to participate.

At this time, we suggest that employees may wish to access their stock option summaries by reviewing their E*Trade OptionsLink accounts at https://optionslink.etrade.com/e/t/applogic/OLHome so they have this available when they receive the material on the stock option exchange program.

                                      * * *

      This message does not constitute an offer to holders of options to tender their outstanding options for new options. While the electronic e-mail message does not constitute a commencement of the offer, the Company intends that the Exchange Program will commence within approximately two weeks. However, the Board of Directors may determine not to proceed with the Exchange Program even though the stockholders have approved the proposal permitting the Exchange Program.
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      AT THE TIME THE EXCHANGE PROGRAM IS COMMENCED, THE COMPANY WILL PROVIDE
OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE PROGRAM. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. THE COMPANY WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE EXCHANGE PROGRAM. THE COMPANY'S STOCKHOLDERS AND OPTION HOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.